UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2019

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

We hereby expressly incorporate by reference this report on Form 6-K into our Registration Statement on Form F-3 filed with the SEC on March 12, 2019, Registration No. 333-230231, and our Registration Statement on Form S-8 filed with the SEC on November 28, 2018, Registration No. 333-228582.

PACIFIC DRILLING S.A.

As used in this report on Form 6-K (this “Form 6-K”), unless the context otherwise requires, references to “Pacific Drilling,” the “Company,” “we,” “us,” “our” and words of similar import refer to Pacific Drilling S.A. and its subsidiaries. Unless otherwise indicated, all references to “U.S. $” and “$” in this report are to, and amounts are represented in, United States dollars.

The information and our unaudited condensed consolidated financial statements in this Form 6-K should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2018 (our “2018 Annual Report”) filed with the Securities and Exchange Commission (“SEC”) on March 12, 2019. We prepare our unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

PART I — FINANCIAL INFORMATION

Item 1 — Financial Statements (Unaudited)

Unaudited Condensed Consolidated Financial Statements

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share information) (unaudited)

	Successor	Predecessor	Successor	Predecessor
	Three Months	Three Months	Nine Months	Nine Months
	Ended September 30,	Ended September 30,	Ended September 30,	Ended September 30,
	2019	2018	2019	2018
Revenues
Contract drilling	$54,315	$56,673	$196,646	$205,306
Costs and expenses
Operating expenses	(60,324)	(44,234)	(164,874)	(164,556)
General and administrative expenses	(8,855)	(10,947)	(30,111)	(41,032)
Depreciation and amortization expense	(47,734)	(70,125)	(165,963)	(210,115)
	(116,913)	(125,306)	(360,948)	(415,703)
Operating loss	(62,598)	(68,633)	(164,302)	(210,397)
Other income (expense)
Interest expense	(24,459)	(45,446)	(72,904)	(77,586)
Reorganization items	(24)	(30,599)	(1,905)	(56,108)
Interest income	1,510	1,019	5,147	2,720
Equity earnings in unconsolidated subsidiaries	22	—	(1,293)	—
Expenses to unconsolidated subsidiaries, net	(510)	—	(1,219)	—
Other expense	(409)	(923)	(720)	(2,254)
Loss before income taxes	(86,468)	(144,582)	(237,196)	(343,625)
Income tax expense	(4,315)	(201)	(11,152)	(953)
Net loss	$(90,783)	$(144,783)	$(248,348)	$(344,578)
Loss per common share, basic	$(1.21)	$(6.78)	$(3.31)	$(16.13)
Weighted-average shares outstanding, basic	75,005	21,368	75,012	21,357
Loss per common share, diluted	$(1.21)	$(6.78)	$(3.31)	$(16.13)
Weighted-average shares outstanding, diluted	75,005	21,368	75,012	21,357

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Loss)

(in thousands) (unaudited)

	Successor	Predecessor	Successor	Predecessor
	Three Months	Three Months	Nine Months	Nine Months
	Ended September 30,	Ended September 30,	Ended September 30,	Ended September 30,
	2019	2018	2019	2018
Net loss	$(90,783)	$(144,783)	$(248,348)	$(344,578)
Other comprehensive income:
Reclassification adjustment for loss on derivative instruments realized in net income	—	192	—	578
Total other comprehensive income	—	192	—	578
Total comprehensive loss	$(90,783)	$(144,591)	$(248,348)	$(344,000)

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value) (unaudited)

	September 30,	December 31,
	2019	2018
Assets:
Cash and cash equivalents	$355,906	$367,577
Restricted cash	6,076	21,498
Accounts receivable, net	29,751	40,549
Other receivable	—	28,000
Materials and supplies	43,986	40,429
Prepaid expenses and other current assets	11,685	9,149
Total current assets	447,404	507,202
Property and equipment, net	1,860,724	1,915,172
Receivable from unconsolidated subsidiaries	204,790	204,790
Intangible asset	—	85,053
Investment in unconsolidated subsidiaries	11,400	11,876
Other assets	22,252	24,120
Total assets	$2,546,570	$2,748,213
Liabilities and shareholders’ equity:
Accounts payable	$12,009	$14,941
Accrued expenses	20,292	25,744
Accrued interest	31,406	16,576
Deferred revenue, current	5,931	—
Total current liabilities	69,638	57,261
Long-term debt	1,064,643	1,039,335
Payable to unconsolidated subsidiaries	4,194	4,400
Other long-term liabilities	33,143	28,259
Total liabilities	1,171,618	1,129,255
Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value per share, 82,500 shares authorized and issued and 75,007 and 75,031 shares outstanding as of September 30, 2019 and December 31, 2018, respectively	751	750
Additional paid-in capital	1,650,685	1,645,692
Treasury shares, at cost	(652)	—
Accumulated deficit	(275,832)	(27,484)
Total shareholders’ equity	1,374,952	1,618,958
Total liabilities and shareholders’ equity	$2,546,570	$2,748,213

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Shareholders’ Equity

(in thousands) (unaudited)

						Accumulated
			Additional			Other		Total
	Common Shares		Paid-In	Treasury Shares		Comprehensive	Accumulated	Shareholders’
Successor	Shares	Amount	Capital	Shares	Amount	Loss	Deficit	Equity
Balance at December 31, 2018	75,031	$750	$1,645,692	7,469	$—	$—	$(27,484)	$1,618,958
Shares repurchased	(8)	—	—	8	(124)	—	—	(124)
Share-based compensation	—	—	865	—	—	—	—	865
Net loss	—	—	—	—	—	—	(83,979)	(83,979)
Balance at March 31, 2019	75,023	$750	$1,646,557	7,477	$(124)	$—	$(111,463)	$1,535,720
Shares repurchased	(36)	—	—	36	(528)	—	—	(528)
Share-based compensation	—	—	2,199	—	—	—	—	2,199
Net loss	—	—	—	—	—	—	(73,586)	(73,586)
Balance at June 30, 2019	74,987	$750	$1,648,756	7,513	$(652)	$—	$(185,049)	$1,463,805
Shares issued under share-based compensation plan	20	1	(83)	(20)	—	—	—	(82)
Share-based compensation	—	—	2,012	—	—	—	—	2,012
Net loss	—	—	—	—	—	—	(90,783)	(90,783)
Balance at September 30, 2019	75,007	$751	$1,650,685	7,493	$(652)	$—	$(275,832)	$1,374,952

						Accumulated
			Additional			Other		Total
	Common Shares		Paid-In	Treasury Shares		Comprehensive	Accumulated	Shareholders’
Predecessor	Shares	Amount	Capital	Shares	Amount	Loss	Deficit	Equity
Balance at December 31, 2017	21,339	$213	$2,366,464	1,212	$—	$(14,493)	$(200,383)	$2,151,801
Share-based compensation	—	—	723	—	—	—	—	723
Other comprehensive income	—	—	—	—	—	193	—	193
Net loss	—	—	—	—	—	—	(96,051)	(96,051)
Balance at March 31, 2018	21,339	$213	$2,367,187	1,212	$—	$(14,300)	$(296,434)	$2,056,666
Shares issued under share-based compensation plan	28	1	(5)	(28)	—	—	—	(4)
Share-based compensation	—	—	448	—	—	—	—	448
Other comprehensive income	—	—	—	—	—	193	—	193
Net loss	—	—	—	—	—	—	(103,744)	(103,744)
Balance at June 30, 2018	21,367	$214	$2,367,630	1,184	$—	$(14,107)	$(400,178)	$1,953,559
Shares issued under share-based compensation plan	1	—	—	(1)	—	—	—	—
Share-based compensation	—	—	440	—	—	—	—	440
Other comprehensive income	—	—	—	—	—	192	—	192
Net loss	—	—	—	—	—	—	(144,783)	(144,783)
Balance at September 30, 2018	21,368	$214	$2,368,070	1,183	$—	$(13,915)	$(544,961)	$1,809,408

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Successor	Predecessor
	Nine Months	Nine Months
	Ended September 30,	Ended September 30,
	2019	2018
Cash flow from operating activities:
Net loss	$(248,348)	$(344,578)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	165,963	210,115
Amortization of deferred revenue	(1,513)	(17,322)
Amortization of deferred costs	879	12,237
Amortization of debt premium, net	(330)	—
Interest paid-in-kind	25,638	456
Deferred income taxes	7,157	(3,069)
Share-based compensation expense	5,076	1,611
Reorganization items	—	22,270
Changes in operating assets and liabilities:
Accounts receivable	38,798	5,932
Materials and supplies	(3,557)	3,033
Prepaid expenses and other assets	(7,972)	6,292
Accounts payable and accrued expenses	16,729	10,712
Deferred revenue	7,444	(481)
Net cash provided by (used in) operating activities	5,964	(92,792)
Cash flow from investing activities:
Capital expenditures	(31,108)	(15,080)
Net cash used in investing activities	(31,108)	(15,080)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	(82)	(4)
Proceeds from debtor-in-possession financing	—	50,000
Proceeds from long-term debt	—	1,000,000
Payments for financing costs	(1,215)	(27,422)
Purchases of treasury shares	(652)	—
Net cash provided by (used in) financing activities	(1,949)	1,022,574
Net increase (decrease) in cash and cash equivalents	(27,093)	914,702
Cash, cash equivalents and restricted cash, beginning of period	389,075	317,448
Cash, cash equivalents and restricted cash, end of period	$361,982	$1,232,150

See accompanying notes to unaudited condensed consolidated financial statements.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 1 — Nature of Business

Pacific Drilling S.A. and its subsidiaries (“Pacific Drilling,” the “Company,” “we,” “us” or “our”) is an international offshore drilling contractor committed to exceeding client expectations by delivering the safest, most efficient and reliable deepwater drilling services in the industry.

Note 2 — Emergence from Bankruptcy Proceedings

By order entered on November 2, 2018, the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) confirmed the Company’s Modified Fourth Amended Joint Plan of  Reorganization, dated October 31, 2018 (the “Plan”) that had been filed with the Bankruptcy Court in connection with the filing by the Company and certain of its subsidiaries (the “Initial Debtors”) of petitions (the “Bankruptcy Petitions”) on November 12, 2017 (the “Petition Date”) with the Bankruptcy Court seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). On November 19, 2018 (the “Plan Effective Date”), the Company and the Initial Debtors other than the Zonda Debtors (described below) (the “Debtors”) emerged from bankruptcy after successfully completing their reorganization pursuant to the Plan. The Company’s two subsidiaries involved in the arbitration with Samsung Heavy Industries Co. Ltd. (“SHI”) related to the Pacific Zonda, Pacific Drilling VIII Limited and Pacific Drilling Services, Inc. (together, the “Zonda Debtors”), filed a separate plan of reorganization that was confirmed by order of the Bankruptcy Court on January 30, 2019 and are not Debtors under the Plan.

During the bankruptcy proceedings, the Debtors operated as “debtors-in-possession” in accordance with applicable provisions of the Bankruptcy Code.

Upon emergence of the Company from bankruptcy on November 19, 2018 in accordance with the Plan:

•

The Company’s pre-petition 2013 Revolving Credit Facility and SSCF (both as defined in Note 8 to the consolidated financial statements included in our 2018 Annual Report), and post-petition debtor-in-possession financing were repaid in full;

•

Holders of the Company’s Term Loan B, 2017 Notes and 2020 Notes (each term as defined in Note 8 to the consolidated financial statements included in our 2018 Annual Report) received an aggregate of 24,416,442 common shares (or, approximately 32.6% of the outstanding shares) in exchange for their claims;

•

The Company issued an aggregate of 44,174,136 common shares (or, approximately 58.9% of the outstanding shares) to holders of Term Loan B, 2017 Notes and 2020 Notes who subscribed in the Company’s $460.0 million equity rights offering;

•	The Company issued 3,841,229 common shares (or, approximately 5.1% of the outstanding shares) to Quantum Pacific Gibraltar Limited (“QP”) in a $40.0 million private placement;
•

The Company issued 2,566,056 common shares (or, approximately 3.4% of the outstanding shares) to members of an ad hoc group of holders of the Term Loan B, 2017 Notes and 2020 Notes (the “Ad Hoc Group”) in payment of their fee for backstopping the equity rights offering;

•

The Company issued approximately 7.5 million common shares to Pacific Drilling Administrator Limited, a wholly owned subsidiary of the Company that serves as administrator of the Company’s 2018 Omnibus Stock Incentive Plan (the “2018 Stock Plan”), adopted by the board of directors, and which shares were reserved for issuance under the 2018 Stock Plan;

•

Existing holders of the Company’s common shares received no recovery and were diluted by the issuances of common shares under the Plan such that they held in the aggregate less than 0.003% of the Company’s common shares outstanding upon emergence from bankruptcy; and

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

•	The undisputed claims of other unsecured creditors such as clients, employees and vendors, were paid in full in the ordinary course of business.

Prior to the issuance of the shares described above, the Company effected a 1-for-10,000 reverse stock split (the “Reverse Stock Split”).

As a result of the Reverse Stock Split and the issuances of common shares described above, the Company had issued and outstanding on the Plan Effective Date approximately 75.0 million common shares, and approximately 7.5 million shares were reserved for issuance pursuant to the 2018 Stock Plan.

In addition, pursuant to the Plan, on September 26, 2018 bankruptcy-remote subsidiaries of the Company issued, and on November 19, 2018 such subsidiaries merged with the Company and the Company assumed (the “Notes Assumption”):

•	$750.0 million in aggregate principal amount of 8.375% First Lien Notes due 2023, secured by first-priority liens on substantially all assets of the Debtors (the “First Lien Notes”); and
•

$273.6 million in aggregate principal amount of 11.0% / 12.0% Second Lien PIK Notes due 2024, secured by second-priority liens on substantially all assets of the Debtors (the “Second Lien PIK Notes”). Approximately $23.6 million aggregate principal amount was issued as a commitment fee to the Ad Hoc Group for their agreement to backstop the issuance of the Second Lien PIK Notes.

Concurrent with the Notes Assumption, all of the Company’s subsidiaries other than the Zonda Debtors, certain immaterial subsidiaries and Pacific International Drilling West Africa Limited (“PIDWAL,” a Nigerian limited liability company indirectly 49% owned by the Company) guaranteed on a senior secured basis the First Lien Notes and Second Lien PIK Notes. It is expected that the Zonda Debtors will guarantee the First Lien Notes and Second Lien PIK Notes upon their emergence from bankruptcy pursuant to their separate plan of reorganization after the successful resolution of the arbitration proceeding involving the Pacific Zonda. If the Company is unsuccessful in the arbitration, the Company expects to liquidate the Zonda Debtors and the Zonda Debtors would not guarantee the First Lien Notes and Second Lien PIK Notes. See Note 13 for further discussion.

We have classified all income, expenses, gains or losses that were incurred or realized as a result of the Chapter 11 proceedings as reorganization items in our consolidated statements of operations. The components of reorganization items are as follows:

	Successor	Predecessor	Successor	Predecessor
	Three Months	Three Months	Nine Months	Nine Months
	Ended September 30,	Ended September 30,	Ended September 30,	Ended September 30,
	2019	2018	2019	2018
(in thousands)
Professional fees	$24	$30,880	$1,905	$56,389
Interest income	—	(281)	—	(281)
Total reorganization items	$24	$30,599	$1,905	$56,108

Note 3 — Significant Accounting Policies

Basis of Presentation — Our accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and Article 10 of Regulation S-X of the SEC. Pursuant to such rules and regulations, these

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

financial statements do not include all disclosures required by GAAP for complete financial statements. Our condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of our financial position, results of operations and cash flows for the presented interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise identified. Operating results for the three and nine months ended September 30, 2019 are not necessarily indicative of the results that may be expected for the year ending December 31, 2019 or for any future period. The accompanying condensed consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes of the Company for the year ended December 31, 2018.

Fresh Start Accounting — Upon the Company’s emergence from Chapter 11 bankruptcy, we adopted fresh start accounting (“Fresh Start Accounting”) in accordance with the provisions of Accounting Standards Codification (“ASC”) 852, Reorganizations, (“ASC 852”) issued by the Financial Accounting Standards Board (“FASB”), which resulted in the Company becoming a new entity for financial reporting purposes. As a result of the adoption of Fresh Start Accounting and the effects of the implementation of the Plan, the Company’s consolidated financial statements subsequent to November 19, 2018 are not comparable to its consolidated financial statements on and prior to November 19, 2018. References to “Successor” relate to the financial position and results of operations of the reorganized Company as of and subsequent to November 19, 2018. References to “Predecessor” relate to the financial position of the Company prior to, and results of operations through and including, November 19, 2018. The Company’s consolidated financial statements and related footnotes are presented with a “black line” division, which delineates the lack of comparability between amounts presented after November 19, 2018 and amounts presented on or prior to November 19, 2018.

Principles of Consolidation — Our condensed consolidated financial statements include the accounts of Pacific Drilling S.A., consolidated subsidiaries that we control by ownership of a majority voting interest and entities that meet the criteria for variable interest entities for which we are deemed to be the primary beneficiary for accounting purposes. We eliminate all intercompany transactions and balances in consolidation.

We are party to a Nigerian joint venture, Pacific International Drilling West Africa Limited (“PIDWAL”), with Derotech Offshore Services Limited (“Derotech”), a privately-held Nigerian registered limited liability company. Derotech owns 51% of PIDWAL and we own 49% of PIDWAL. Pacific Bora Ltd. (“PBL”) and Pacific Scirocco Ltd. (“PSL”), which own the Pacific Bora and the Pacific Scirocco, respectively, are owned 49.9% by our wholly-owned subsidiary, Pacific Drilling Limited (“PDL”) and 50.1% by Pacific Drillship Nigeria Limited (“PDNL”). PDNL is owned 0.1% by PDL and 99.9% by PIDWAL. Derotech will not accrue the economic benefits of its interest in PIDWAL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. Likewise, PIDWAL will not accrue the economic benefits of its interest in PDNL unless and until it satisfies certain outstanding obligations to us and a certain pledge is cancelled by us. PIDWAL and PDNL are variable interest entities for which we are the primary beneficiary. Accordingly, we consolidate all interests of PIDWAL and PDNL in our condensed consolidated financial statements and no portion of their operating results is allocated to the noncontrolling interest.

Our condensed consolidated financial statements for the Successor exclude the Zonda Debtors, our wholly-owned subsidiaries, that filed a separate plan of reorganization and are still in their Chapter 11 proceedings.  We account for our investment in the Zonda Debtors using the equity method of accounting.

Related Party Transactions — We have determined that Abrams Capital Management, L.P., Avenue Capital Management II, LP., Strategic Value Partners, LLC and certain of their affiliates (the “Principal Shareholders”) meet the definition of related parties under GAAP.  As of September  30, 2019 and December 31, 2018, the Principal Shareholders held $35.6 million and $36.1 million of our Second Lien PIK Notes, respectively.

Recently Adopted Accounting Standards

Leases — Effective January 1, 2019, we adopted the accounting standards update for Leases (Topic 842) that requires lessees to recognize a right‑of‑use asset and lease liability for virtually all leases and updates previous accounting standards for lessors to align certain requirements with the updates to lessee accounting standards and

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

revenue recognition accounting standards. We applied the transition method that required us to recognize right‑of‑use assets and lease liabilities as of the date of our adoption with no adjustment to prior periods. We applied the package of practical expedients that permitted us to carry forward historical lease classifications. For leases under which we are the lessee, we have recognized a right-of-use asset of $6.9 million, recorded in other assets, and a corresponding lease liability, recorded in accrued expenses and other long-term liabilities upon adoption. We have accounted for lease and non‑lease components of our operating leases as a single component. We have not recognized any right-of-use assets or lease liabilities for short-term leases. For our drilling contracts, which contain a lease component, we applied the practical expedient to recognize revenues based on the service component, which we determined to be predominant. Our adoption did not have and is not expected in the future to have a material effect on our condensed consolidated statements of financial position, operations or cash flows. See Note 11.

Recently Issued Accounting Standards

Measurement of Credit Losses on Financial Instruments — On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which introduces a new model for recognizing credit losses based on an estimate of expected lifetime credit loss on financial assets ranging from short-term trade accounts receivable to long-term financings.  In April 2019, the FASB issued codification improvements to Topic 326 to clarify all expected recoveries should be included in the estimate of the allowance for credit losses. This update is effective for annual and interim periods beginning after January 1, 2020. We are currently evaluating the effect the standard may have on our consolidated financial statements and related disclosures.

Changes to Fair Value Disclosure Requirements — On August 28, 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. Entities will no longer be required to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, but public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for annual and interim periods beginning after January 1, 2020, with early adoption permitted. We are currently evaluating the effect the standard may have on our consolidated financial statement disclosures.

Note 4 — Property and Equipment

Property and equipment consists of the following:

	September 30,	December 31,
	2019	2018
	(in thousands)
Drillships and related equipment	$1,953,183	$1,926,773
Other property and equipment	579	682
Property and equipment, cost	1,953,762	1,927,455
Accumulated depreciation	(93,038)	(12,283)
Property and equipment, net	$1,860,724	$1,915,172

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Note 5 — Intangible Asset

Intangible asset consists of the following:

	September 30,	December 31,
	2019	2018
	(in thousands)
Client-related intangible asset	$100,000	$100,000
Accumulated amortization	(100,000)	(14,947)
Intangible asset, net	$—	$85,053

During the three and nine months ended September  30, 2019, amortization expense of intangible asset was  $20.6 million and  $85.1 million, respectively, recognized on a straight-line basis  over an amortization period of 0.8 year. The intangible asset was fully amortized through the end of the initial term of the related drilling contract in August 2019.

Note 6 — Receivable related to Zonda Arbitration

On January 25, 2013, we entered into a contract with SHI for the construction of an eighth drillship, the Pacific Zonda, which provided for a purchase price of approximately $517.5 million and an original delivery date of March 31, 2015 (the “Construction Contract”). On October 29, 2015, we exercised our right to rescind the Construction Contract due to SHI’s failure to timely deliver the drillship in accordance with the contractual specifications. The carrying value of the newbuild at the date of rescission was $315.7 million, consisting of (i) advance payments in the aggregate of $181.1 million paid by us to SHI, (ii) purchased equipment, (iii) internally capitalized construction costs and (iv) capitalized interest.

On November 25, 2015, SHI formally commenced an arbitration proceeding against us in accordance with the Construction Contract. On November 30, 2015, we made demand under the third party refund guarantee accompanying the Construction Contract for the amount of our advance payments made under the Construction Contract, plus interest. Any payment under the refund guarantee is suspended until an award under the arbitration is obtained.  See Note 13.

On November 19, 2018, the Debtors emerged from bankruptcy after successfully completing their reorganization pursuant to the Plan. As of that date, we deconsolidated the Zonda Debtors, which filed a separate plan of reorganization and are not Debtors under the Plan. See Note 2.

As a result of adopting Fresh Start Accounting, we estimated the receivable related to the Zonda Arbitration at $204.7 million, included within receivable from unconsolidated subsidiaries on our condensed consolidated balance sheets as of September  30, 2019 and December 31, 2018. See Note 12.

Note 7 — Debt

Debt, net of debt premium (discount) consists of the following:

	September 30,	December 31,
	2019	2018
	(in thousands)
First Lien Notes	$747,792	$747,400
Second Lien PIK Notes	316,851	291,935
Total long-term debt	$1,064,643	$1,039,335

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

First Lien Notes and Second Lien PIK Notes

In connection with its emergence from the Chapter 11 proceedings, the Company assumed all obligations under the First Lien Notes and the Second Lien PIK Notes.

First Lien Notes

On September 26, 2018, Pacific Drilling First Lien Escrow Issuer Limited (the “First Lien Escrow Issuer”), a private company limited by shares incorporated in the British Virgin Islands and wholly owned subsidiary of the Company, entered into an indenture (the “First Lien Notes Indenture”) with Wilmington Trust, National Association, as trustee (the “Trustee”) and collateral agent, relating to the issuance by the First Lien Escrow Issuer of $750.0 million aggregate principal amount of 8.375% First Lien Notes due 2023 (the “First Lien Notes”).

The First Lien Notes were sold in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and were offered and sold under Rule 144A of the Securities Act, and to non-U.S. persons in transactions outside the United States under Regulation S of the Securities Act. The First Lien Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

Upon the emergence of the Company from the Chapter 11 proceedings on November 19, 2018, the First Lien Escrow Issuer merged into the Company and the Company assumed all obligations of the First Lien Escrow Issuer under the First Lien Notes Indenture.

The First Lien Notes accrue interest at a rate of 8.375% per annum, payable semi-annually in arrears on April 1 and October 1 of each year beginning on April 1, 2019. The First Lien Notes will mature on October 1, 2023, unless earlier redeemed or repurchased.

The First Lien Notes are jointly and severally and fully and unconditionally guaranteed on a senior secured basis by all of the Company’s subsidiaries other than the Zonda Debtors, certain immaterial subsidiaries and PIDWAL. It is expected that the Zonda Debtors will guarantee the First Lien Notes and Second Lien PIK Notes upon their emergence from bankruptcy pursuant to their separate plan of reorganization after the successful resolution of the arbitration proceeding involving the Pacific Zonda.  If the Company is unsuccessful in the arbitration, the Company expects to liquidate the Zonda Debtors and the Zonda Debtors would not guarantee the First Lien Notes and Second Lien PIK Notes. See Note 13 for further discussion.

The First Lien Notes are secured by first-priority liens on substantially all assets of the Company and the guarantors (other than certain excluded property), including (i) vessels, (ii) books and records, (iii) certain deposit accounts and the amounts contained therein, (iv) assignments of proceeds of hull and machinery and loss of hire insurance, (v) assignments of earnings from drilling contracts, and (vi) equity interests owned by the Company and the guarantors, in each case, subject to certain exceptions, including that such first-priority liens will be subject to payment priority in favor of future holders, if any, of certain superpriority first lien debt of up to $50.0 million.

The First Lien Notes Indenture contains covenants limiting the ability of the Company, and any restricted subsidiary to, among other things, (i) incur or guarantee additional indebtedness and issue preferred stock, (ii) pay dividends on or redeem or repurchase capital stock, make certain investments, make certain payments on or with respect to subordinated and junior debt (including making cash interest or principal payments on the Second Lien PIK Notes (as defined below)), (iii) create or incur certain liens, (iv) impose restrictions on the ability of restricted subsidiaries to pay dividends, (v) merge or consolidate with other entities, (vi) enter into certain transactions with affiliates, (vii) impair the security interests in the collateral for the First Lien Notes, and (viii) engage in certain lines of business. These covenants are subject to a number of important exceptions and qualifications and certain of them will be suspended with respect to the First Lien Notes in the event that the First Lien Notes obtain an investment grade rating.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

The Company may be required to offer to purchase the First Lien Notes at 101.0% percent of the principal amount thereof, plus accrued and unpaid interest, upon the occurrence of a Change of Control (as defined in the First Lien Notes Indenture), and at 100.0% of the principal amount, plus accrued and unpaid interest, under certain other circumstances. In addition, the Company will be required to offer to purchase First Lien Notes at 100.0% of the principal amount thereof, plus accrued and unpaid interest, with any cash proceeds from a settlement or award in connection with the arbitration relating to the Pacific Zonda with such offer to be for an aggregate principal amount of First Lien Notes equal to the lesser of (x) 50.0% of such cash proceeds and (y) $75.0 million.

At any time prior to October 1, 2020, (i) the Company may redeem the First Lien Notes, in whole or in part, at a redemption price equal to 100.0% of the principal amount thereof, plus a “make-whole” premium, (ii) the Company may redeem up to 35.0% of the original principal amount of the First Lien Notes with proceeds from certain equity offerings at a redemption price equal to 108.375% of the principal amount thereof, and (iii) not more than once in any twelve-month period, the Company may redeem up to 10.0% of the original principal amount of the First Lien Notes at a redemption price equal to 103.0% of the principal amount thereof, in each case plus accrued and unpaid interest.

At any time on or after October 1, 2020, the Company may redeem the First Lien Notes, in whole or in part, at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest, during the twelve-month period beginning on October 1 of the years indicated: 2020 – 104.188%; 2021 – 102.094%; 2022 and thereafter – 100.0%.

The First Lien Notes Indenture contains customary events of default, including, among other things, (i) failure to make required payments; (ii) failure to comply with certain agreements or covenants; (iii) failure to pay certain other indebtedness; (iv) certain events of bankruptcy and insolvency; and (v) failure to pay certain judgments. An event of default under the First Lien Notes Indenture will allow either the Trustee or the holders of at least 25% in aggregate principal amount of the then-outstanding First Lien Notes to accelerate, or in certain cases will automatically cause the acceleration of, the amounts due under the First Lien Notes.

Intercreditor Agreement

The relationship between holders of First Lien Notes (and any future first lien debt), on the one hand, and Second Lien PIK Notes (and any future junior lien debt), on the other hand, is governed by an intercreditor agreement. Pursuant to the intercreditor agreement, the liens securing first lien debt are effectively senior in priority to the liens securing junior lien debt. If the Company incurs any future first lien debt, the relationship between holders of such debt and First Lien Notes will be governed by a collateral agency agreement. Such agreements will allow for payment priority in favor of holders of up to $50.0 million of future superpriority first lien debt.

Second Lien PIK Notes

On September 26, 2018, Pacific Drilling Second Lien Escrow Issuer Limited (the “Second Lien Escrow Issuer”), a private company limited by shares incorporated in the British Virgin Islands and wholly owned subsidiary of the Company, entered into an indenture (the “Second Lien PIK Notes Indenture”) with the Trustee, as trustee and junior lien collateral agent, relating to the issuance by the Second Lien Escrow Issuer of approximately $273.6 million aggregate principal amount of 11.0% / 12.0% Second Lien PIK Notes due 2024 (the “Second Lien PIK Notes”), of which (i) $250.0 million aggregate principal amount was issued pursuant to the Second Lien PIK Notes Offering (as defined below), and (ii) approximately $23.6 million aggregate principal amount was issued as a commitment fee to the Ad Hoc Group for their agreement to backstop the issuance of the Second Lien PIK Notes.

The Second Lien PIK Notes were sold in a private transaction exempt from the registration requirements of the Securities Act and were offered and sold under Rule 144A of the Securities Act, and to non-U.S. persons in transactions outside the United States under Regulation S of the Securities Act (the “Second Lien PIK Notes Offering”). The Second Lien PIK Notes have not been, and will not be, registered under the Securities Act and may not be offered or sold in the

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

United States absent registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and other applicable securities laws.

Upon the emergence of the Company from the Chapter 11 proceedings on November 19, 2018, the Second Lien Escrow Issuer merged into the Company and the Company assumed all obligations of the Second Lien Escrow Issuer under the Second Lien PIK Notes Indenture.

For each interest period, interest is payable, at the option of the Company, (i) entirely in cash (“Cash Interest”), (ii) entirely through the issuance of additional Second Lien PIK Notes having the same terms and conditions as the Second Lien PIK Notes issued in the Second Lien PIK Notes Offering in a principal amount equal to the amount of interest then due and payable or by increasing the then outstanding aggregate principal amount of Second Lien PIK Notes (“PIK Interest”) or (iii) 50% as Cash Interest and 50% as PIK Interest. If the Company elects to pay interest for an interest period entirely in the form of Cash Interest, interest will accrue at a rate of 11.0% per annum for such interest period. If the Company elects to pay interest for an interest period entirely in the form of PIK Interest, interest will accrue at a rate of 12.0% per annum for such interest period. If the Company elects to pay 50% in Cash Interest and 50% in PIK Interest for an interest period, (i) interest in respect of the Cash Interest portion will accrue at 11.0% and (ii) interest in respect of the PIK Interest portion will accrue at 12.0% for such interest period.

Interest on the Second Lien PIK Notes is payable semi-annually in arrears on April 1 and October 1 of each year beginning on April 1, 2019. The Second Lien PIK Notes will mature on April 1, 2024, unless earlier redeemed or repurchased. As of September 30, 2019, the Company has made the following payments in the form of PIK Interest:

Payment Date	PIK Interest
(in thousands)
April 1, 2019	$16,873

The Second Lien PIK Notes are jointly and severally and fully and unconditionally guaranteed on a senior secured basis by all of the Company’s subsidiaries that guarantee the Company’s First Lien Notes and are secured by second-priority liens on all of the assets of the Company and the guarantors that also serve as collateral for the Company’s First Lien Notes.

The Second Lien PIK Notes Indenture contains covenants limiting the ability of the Company, and any restricted subsidiary to, among other things, (i) incur or guarantee additional indebtedness and issue preferred stock, (ii) pay dividends on or redeem or repurchase capital stock, make certain investments, make certain payments on or with respect to subordinated and junior debt, (iii) create or incur certain liens, (iv) impose restrictions on the ability of restricted subsidiaries to pay dividends, (v) merge or consolidate with other entities, (vi) enter into certain transactions with affiliates, (vii) impair the security interests in the collateral for the Second Lien PIK Notes, and (viii) engage in certain lines of business. These covenants are subject to a number of important exceptions and qualifications and certain of them will be suspended with respect to the Second Lien PIK Notes in the event that the Second Lien PIK Notes obtain an investment grade rating.

The Company may be required to offer to purchase the Second Lien PIK Notes at 101.0% percent of the principal amount thereof, plus accrued and unpaid interest, upon the occurrence of a Change of Control (as defined in the Second Lien PIK Notes Indenture) (a “Change of Control Offer”), and at 100.0% of the principal amount, plus accrued and unpaid interest, under certain other circumstances. In addition, the Company will be required to offer to purchase Second Lien PIK Notes at 100.0% of the principal amount thereof, plus accrued and unpaid interest, with the cash proceeds, if any, from a settlement or award in connection with the arbitration with SHI related to the Pacific Zonda, with such offer to be for an aggregate principal amount of the Second Lien PIK Notes equal to the lesser of (x) 50.0% of such cash proceeds and (y) $75.0 million, provided, that if the Company is required to offer to purchase the First Lien Notes with such cash proceeds, the Company shall only be required to offer to purchase the Second Lien PIK Notes with the portion thereof that has been declined by the holders of First Lien Notes.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

At any time prior to April 1, 2020, (i) the Company may redeem the Second Lien PIK Notes, in whole or in part, at a redemption price equal to 100.0% of the principal amount thereof, plus a “make-whole” premium, and (ii) the Company may redeem up to 35.0% of the original principal amount of the Second Lien PIK Notes with the proceeds from certain equity offerings at a redemption price equal to 112.0%, in each case plus accrued and unpaid interest.

At any time on or after April 1, 2020, the Company may redeem the Second Lien PIK Notes, in whole or in part, at the following redemption prices (expressed as a percentage of principal amount), plus any accrued and unpaid interest, during the six-month period beginning on the dates indicated below:

Date	Price
April 1, 2020	112.0%
October 1, 2020	109.0%
April 1, 2021	106.0%
October 1, 2021	103.0%
April 1, 2022 and thereafter	100.0%

At any time after a Change of Control occurs, the Company may redeem all, but not less than all, of the Second Lien PIK Notes at the following redemption prices (expressed as a percentage of principal amount), plus any accrued and unpaid interest, during the six-month period beginning on the dates indicated below:

Date	Price
April 1, 2020	106.0%
October 1, 2020	109.0%
April 1, 2021	106.0%
October 1, 2021	103.0%
April 1, 2022 and thereafter	100.0%

If the Company exercises this Change of Control redemption right, it may elect not to make the Change of Control Offer described above.

The Second Lien PIK Notes Indenture contains customary events of default, including, among other things, (i) failure to make required payments; (ii) failure to comply with certain agreements or covenants; (iii) failure to pay certain other indebtedness; (iv) certain events of bankruptcy and insolvency; and (v) failure to pay certain judgments. An event of default under the Second Lien PIK Notes Indenture will allow either the Trustee or the holders of at least 25.0% in aggregate principal amount of the then-outstanding Second Lien PIK Notes to accelerate, or in certain cases, will automatically cause the acceleration of, the amounts due under the Second Lien PIK Notes.

Pre-Petition Secured Debt

On November 12, 2017, the Debtors filed the Bankruptcy Petitions for relief under Chapter 11 of the Bankruptcy Code. Prior to the Petition Date, the Company had outstanding its 2017 Notes, Term Loan B, 2013 Revolving Credit Facility, SSCF and 2020 Notes (collectively, the “Pre-Petition Secured Debt”). For a description of the Pre-Petition Secured Debt, see our 2018 Annual Report.

The filing of the Bankruptcy Petitions constituted an event of default with respect to the Pre-Petition Secured Debt. As a result, the corresponding Pre-Petition Debt became immediately due and payable and any efforts to enforce such payment obligations were automatically stayed as a result of the Chapter 11 proceedings.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

On November 19, 2018, the Company emerged from the Chapter 11 proceedings, and repaid in full the 2013 Revolving Credit Facility and SSCF, and issued common shares in satisfaction of the claims under the 2017 Notes, Term Loan B and 2020 Notes. As a result, the Pre-Petition Secured Debt is no longer outstanding.

Note 8 — Earnings per Share

The following reflects the income and the share data used in the basic and diluted earnings per share (“EPS”) computations:

	Successor	Predecessor	Successor	Predecessor
	Three Months	Three Months	Nine Months	Nine Months
	Ended September 30,	Ended September 30,	Ended September 30,	Ended September 30,
	2019	2018	2019	2018
(in thousands, except per share information)
Numerator:
Net loss, basic and diluted	$(90,783)	$(144,783)	$(248,348)	$(344,578)
Denominator:
Weighted-average shares outstanding, basic	75,005	21,368	75,012	21,357
Weighted-average shares outstanding, diluted	75,005	21,368	75,012	21,357
Loss per share:
Basic	$(1.21)	$(6.78)	$(3.31)	$(16.13)
Diluted	$(1.21)	$(6.78)	$(3.31)	$(16.13)

The following table presents the share effects of share-based compensation awards that were excluded from our computations of diluted EPS, as their effect would have been anti-dilutive for the periods presented:

	Successor	Predecessor	Successor	Predecessor
	Three Months	Three Months	Nine Months	Nine Months
	Ended September 30,	Ended September 30,	Ended September 30,	Ended September 30,
	2019	2018	2019	2018
(in thousands)
Share-based compensation awards	1,329	297	601	297

Note 9 — Income Taxes

We recognize tax benefits from an uncertain tax position only if it is more likely than not that the position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount recognized is the largest benefit that we believe has greater than a 50% likelihood of being realized upon settlement. As of September 30, 2019 and December 31, 2018, we had $43.5 million and $42.5 million, respectively, of unrecognized tax benefits which were included in other long-term liabilities on our condensed consolidated balance sheets. To the extent we have income tax receivable balances available to utilize against amounts payable for unrecognized tax benefits, we have presented such receivable balances as a reduction to other long-term liabilities on our condensed consolidated balance sheets. The entire balance of unrecognized tax benefits as of September 30, 2019 would favorably impact our effective tax rate if recognized. As of September  30, 2019 and December 31, 2018, we have no accrued interest or penalties related to uncertain tax positions, as such payments would not be required by law.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Note 10 — Revenue from Contracts with Clients

Contract Assets and Liabilities

The following table provides information about trade receivables, contract assets and contract liabilities:

	September 30,	December 31,
	2019	2018
	(in thousands)
Trade receivables, net	$29,497	$40,144
Current contract liabilities (deferred revenue)	5,931	—

Significant changes in contract assets and contract liabilities for the nine months ended September  30, 2019 are as follows:

	Contract Assets	Contract Liabilities
	(in thousands)
Balance at December 31, 2018	$—	$—
Decrease due to amortization of deferred revenue	—	1,513
Increase due to billings related to client capital upgrades	—	(7,444)
Balance at September 30, 2019	$—	$(5,931)

Future Amortization of Contract Liabilities

The following table reflects revenue expected to be recognized in the future related to unsatisfied performance obligations as of September 30, 2019:

	Remaining
	three months	For the years ending December 31,
	2019	2020	2021	2022 and thereafter	Total
	(in thousands)
Amortization of contract liabilities	$5,078	$853	$—	$—	$5,931

The expected timing for recognition of such revenue is based on the estimated start date and duration of each respective contract as of September 30, 2019. The actual timing of recognition of such amounts may vary due to factors outside of our control. We have applied the optional exemption in Topic 606 and have not disclosed the variable consideration related to our estimated future dayrate revenue.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Note  11  — Leases

Our leasing activities primarily consist of operating leases for corporate offices, regional shorebase offices and office equipment. The components and other information related to leases are as follows:

	Three Months	Nine Months
	Ended September 30,	Ended September 30,
	2019	2019
	(in thousands)
Lease Expense
Operating lease cost	$732	$2,100

Supplemental Cash Flows Information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	360	1,079
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	—	6,935

September 30, 2019
Weighted Average Remaining Lease Term (in years)
Operating leases	5.0

Weighted Average Discount Rate
Operating leases	8.1%

Future minimum lease payments for our leases as of September  30, 2019 and a reconciliation to lease liabilities recorded on our condensed consolidated balance sheet are as follows:

Operating Leases
Years Ending December 31,	(in thousands)
2019 (excluding nine months ended September 30, 2019)	$366
2020	1,472
2021	1,499
2022	1,525
2023	1,552
Thereafter	1,179
Total future minimum lease payments	7,593
Less imputed interest	(1,341)
Total	$6,252

Reported as of September 30, 2019
Accrued expenses	$1,006
Other long-term liabilities	5,246
Total lease liabilities	$6,252

Note 12 — Fair Value Measurements

We estimated fair value by using appropriate valuation methodologies and information available to management as of September  30, 2019 and December 31, 2018. Considerable judgment is required in developing these estimates, and accordingly, estimated values may differ from actual results.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

The estimated fair value of cash and cash equivalents, restricted cash, accounts receivable, other receivable, accounts payable and accrued expenses approximated their carrying value due to their short-term nature. The following table presents the carrying value and estimated fair value of our cash and cash equivalents and other financial instruments:

	September 30, 2019		December 31, 2018
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value
	(in thousands)
Cash and cash equivalents	$355,906	$355,906	$367,577	$367,577
First Lien Notes	747,792	626,250	747,400	714,953
Second Lien PIK Notes	316,851	169,354	291,935	285,548
Receivable from unconsolidated subsidiaries	204,790	213,990	204,790	205,790

Our cash equivalents are primarily invested in money market instruments with original maturities of three months or less. We estimate the fair values of our debt using quoted market prices to the extent available and significant other observable inputs, which represent Level 2 fair value measurements.

We applied a probability weighted approach to estimate the value of assets associated with the Zonda Arbitration, which was presented within receivable from unconsolidated subsidiaries on our consolidated balance sheets. The analysis included estimating probabilities of success for the various outcomes and expected cash flows associated with each outcome. The probability weighted cash flows were discounted to the balance sheet date using market data. The analysis utilized certain unobservable inputs that require significant judgment for which there is little or no market data, which represent Level 3 fair value measurements. These included, but were not limited to, probability and timing of successfully recovering the advance payments and purchased equipment.

Note 13 — Commitments and Contingencies

Commitments  — As of September 30, 2019, we had commitments for capital expenditures related to rig enhancements of $4.0  million.

Contingencies — It is to be expected that we will routinely be involved in litigation and disputes arising in the ordinary course of our business.

On the Petition Date, Pacific Drilling S.A. and certain of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. As a result of the Chapter 11 proceedings, attempts to prosecute, collect, secure or enforce remedies with respect to pre-petition claims against us were subject to the automatic stay provisions of Section 362(a) of the Bankruptcy Code, including litigation relating to us and our subsidiaries that were Debtors in the Chapter 11 proceedings. On November 19, 2018, the Debtors emerged from bankruptcy after successfully completing their reorganization pursuant to the Plan. See Note 2.

In January 2013, the Zonda Debtors entered into and/or guaranteed the Construction Contract with SHI for the construction of the Pacific Zonda, with a purchase price of approximately $517.5 million and original delivery date of March 31, 2015. On October 29, 2015, we exercised our right to rescind the Construction Contract due to SHI’s failure to timely deliver the drillship in accordance with the contractual specifications. SHI rejected our rescission, and on November 25, 2015, formally commenced an arbitration proceeding against us in London under the Arbitration Act 1996 before a tribunal of three arbitrators (as specified in the Construction Contract) (the “Tribunal”). SHI claims that we wrongfully rejected their tendered delivery of the drillship and seeks the final installment of the purchase price under the Construction Contract. On November 30, 2015, we made demand under the third-party refund guarantee accompanying the Construction Contract for the amount of our advance payments made under the Construction Contract of approximately $181.1 million, plus interest. Any payment under the refund guarantee is suspended until an award under the arbitration is obtained. In addition to seeking repayment of our advance payments made under the Construction

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Contract, we have made a counterclaim for the return of our purchased equipment, or the value of such equipment, and damages for our wasted expenditures. We own $75.0 million in purchased equipment for the Pacific Zonda, a majority of which remains on board the Pacific Zonda. As part of our “first day” relief in the Chapter 11 proceedings, the Bankruptcy Court granted us a modification of the automatic stay provisions of the Bankruptcy Code to allow us to proceed with this arbitration.

An evidentiary hearing was held in London before the Tribunal from February 5 through March 2, 2018. Written closing submissions and short replies to such submissions were filed with the Tribunal in May 2018. Oral closing submissions were heard by the Tribunal in early August 2018. We are currently awaiting the Tribunal to render its award.

SHI has asserted claims against the Zonda Debtors, secured by the Pacific Zonda, for approximately $387.4 million, for the remaining unpaid purchase price, interest and costs. The Zonda Debtors filed a separate plan of reorganization which was confirmed by order of the Bankruptcy Court on January 30, 2019 and are not Debtors under the Plan. On the date the Zonda Debtors’ plan was confirmed, the Zonda Debtors had $4.6 million in cash and no other material assets after accounting for post-petition administrative expenses (other than the value of their claims against SHI) for SHI to recover against on account of its claims. It is expected that the Zonda Debtors will emerge from bankruptcy pursuant to their separate plan of reorganization after the successful resolution of the arbitration proceeding. If the Zonda Debtors are unsuccessful in the arbitration, the Company expects to liquidate the Zonda Debtors.

Based on our assessment of the facts and circumstances of the rescission, we believe the recovery of the advance payments, accrued interest and the purchased equipment on board the Pacific Zonda is probable. Therefore, we have recognized the related assets on our condensed consolidated balance sheets at September 30, 2019 and December 31, 2018. See Note 6.

We do not believe that the ultimate outcome resulting from this arbitration will have a material adverse effect on our financial position, results of operations or cash flows.

Note 14 — Supplemental Cash Flow and Financial Information

During the nine months ended September  30, 2019 and 2018, we paid $32.3 million and $51.1 million of interest in cash, respectively. During the nine months ended September  30, 2019 and 2018, we paid $6.3 million and $4.0 million of income taxes, respectively.

During the nine months ended September  30, 2019 and 2018, we paid $4.5 million and $33.8 million in reorganization items, respectively.

Within our condensed consolidated statements of cash flows, capital expenditures represent expenditures for which cash payments were made during the period. These amounts exclude accrued capital expenditures, which are capital expenditures that were accrued but unpaid. During the nine months ended September  30, 2019 and 2018, changes in accrued capital expenditures were $(4.5) million and $(0.2) million, respectively.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited) - Continued

Note 15 — Summarized Financial Information of Zonda Debtors

The following presents summarized financial information of the Zonda Debtors, which were deconsolidated as of November 19, 2018 and accounted for under the equity method.

Pacific Drilling VIII Limited and Pacific Drilling Services, Inc.

Summarized Financial Information

(in thousands)

	Three Months Ended	Nine Months Ended
	September 30, 2019	September 30, 2019

Intercompany revenues	$655	$2,036
Costs and expenses	(797)	(2,855)
Operating loss	(142)	(819)
Net income (loss)	22	(1,293)

September 30, 2019

Current assets	$5,277
Noncurrent assets	211,845
Current liabilities	171
Noncurrent liabilities(a)	332,600

(a) Noncurrent liabilities primarily consist of pre-petition intercompany payable.

Item 2 — Operating and Financial Review and Prospects

Overview

We are an international offshore drilling contractor committed to exceeding client expectations by delivering the safest, most efficient and reliable deepwater drilling services in the industry. We believe we own and operate the only deepwater fleet comprised solely of sixth and seventh generation high-specification drillships, and that our current fleet of seven drillships offers premium technical capabilities to our clients. The term “high-specification,” as used in the floating rig drilling industry to denote a particular segment of the market, can vary and continues to evolve with technological improvements. We generally consider high-specification requirements to include non-harsh environment drillships delivered in or after 2005 and capable of drilling in water depths of 10,000 feet or more.

Our Fleet

The following table sets forth certain information regarding our fleet as of November 1, 2019:

		Water Depth	Hook Load	# of Blowout	Dual Load
Rig Name	Delivered	(in feet)	(tons)	Preventers	Path(a)
Pacific Bora	2010	10,000	1,000	2	No
Pacific Mistral	2011	12,000	1,000	1	No
Pacific Scirocco	2011	12,000	1,000	1	Yes
Pacific Santa Ana	2011	12,000	1,000	1	Yes
Pacific Khamsin	2013	12,000	1,250	2	Yes
Pacific Sharav	2014	12,000	1,250	2	Yes
Pacific Meltem	2014	12,000	1,250	2	Yes

(a)

All of our drillships have a dual derrick drilling system and five of our seven drillships are dual load path capable. The dual load path capable drillships can lower pipe and equipment to the seafloor from both drilling stations under the derrick, reducing well construction time by allowing operations to be conducted concurrently, rather than consecutively in series as the process has, due to equipment limitations, traditionally required. The remaining two drillships contain a dual derrick drilling system, but only use the secondary derrick to prepare pipe and equipment for the primary drilling process.

Fleet Status

The status of our fleet as of November 5, 2019 and certain historical fleet information follows:

•

The Pacific Bora operated under a contract with Erin Energy Corporation in Nigeria from November 2017 to February 2018.  In November 2018, the Pacific Bora commenced operations with Eni to operate in Nigeria for two wells which it completed in July 2019. The Pacific Bora is currently offshore Ivory Coast preparing for a contract with Eni in Oman starting in February 2020 for one firm well and one option well.

•	The Pacific Mistral is currently idle in Las Palmas while actively seeking a contract.
•	The Pacific Scirocco is currently idle in Las Palmas while actively seeking a contract.
•

The Pacific Santa Ana operated in Mauritania under a contract with Petronas to perform integrated services under Phase I of a two-phased plug and abandonment project from December 2017 to May 2018.  From April to September 2019, the Pacific Santa Ana operated under a contract with Total for one well in Senegal and one well in Mauritania.  This contract also provides for two option wells that would follow the Petronas Phase II work. The Pacific Santa Ana is currently in Las Palmas preparing for Phase II of the plug and abandonment project under the contract with Petronas in Mauritania, starting in December 2019 with an estimated 360 days of work.

•	The Pacific Khamsin is currently in the U.S. Gulf of Mexico preparing for a contract with Equinor/Total starting in December 2019 for three firm wells and one option well.
•

The Pacific Sharav operated under a five-year contract with a subsidiary of Chevron through August 27, 2019. The Pacific Sharav is currently operating under an extension of the contract with Chevron in the U.S. Gulf of Mexico through February 2020.

•	The Pacific Meltem is currently idle in Las Palmas while actively seeking a contract.

From time to time, we are awarded letters of intent or receive letters of award for our drillships. Certain of those letters remain subject to negotiation and execution of definitive contracts and other customary conditions. No assurance can be given as to the terms of any such arrangement, such as the applicable duration or dayrate, until a definitive contract is entered into by the parties, if we are able to finalize a contract at all.

General Industry Trends and Outlook

Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of capable drilling rigs, which are influenced by various factors. Brent crude prices declined from highs above $100 per barrel in mid-2014 to lows below $40 per barrel in early 2016. Prices generally fluctuated between $50 and $70 per barrel for the three years ended 2018, and closed at $61.69 per barrel on November 1, 2019. Although dayrates and utilization for high-specification drillships have in the past been less sensitive to short-term oil price movements than those of older or less capable drilling rigs, the sustained decline in oil prices from 2014 levels rendered many deepwater projects less attractive to our clients. This decline, coupled with investor pressure on our clients to be free cash flow positive, has significantly impacted the number of projects available for high-specification drillships.  However, over the period from 2015 to today, our clients have managed to reduce their total well construction costs, thereby allowing them economic success at lower oil prices and making deepwater projects more attractive.

Drilling Rig Supply

Across the industry, there has been one order placed since April 2014 to build an additional high-specification drillship, and within the last year, there have been several delays in delivery dates for new drillships. We estimate that there are approximately 12 high-specification drillships in late stages of construction still to be delivered, with only one having a firm contract announced.

Additionally, as a result of significantly reduced contracting activity, a significant number of floating rigs have been removed from the actively marketed fleet through cold stacking or scrapping since early 2014. Furthermore, there were additional delays in delivery dates of existing orders for high-specification floating rigs. Despite these positive trends and recent tightening, the excess supply of high-specification floating rigs is expected to continue into 2020. Although we have visibility into the maximum number of high-specification floating rigs that could be available, we cannot accurately predict how many of those rigs will be actively marketed or how many of those rigs may be temporarily or permanently removed from the market.

Drilling Rig Demand

Demand for our drillships is a function of the worldwide levels of deepwater exploration and development spending by oil and gas companies, which has decreased or been delayed significantly as a result of the sustained weakness in oil prices. The type of projects that modern drillships undertake are generally located in deeper water, in more remote locations, and can be more capital intensive or require more time to first oil than competing alternatives. The drilling programs of oil and gas companies are also affected by the global economic and political climate, access to quality drilling prospects, exploration success, perceived future availability and lead time requirements for drilling equipment, advances in drilling technology, and emphasis on deepwater and high-specification exploration and production versus other areas.

We have recently seen some increases in the capital expenditure budgets for many exploration and production companies from the lows of the market downturn. Overall, the first nine months of 2019 saw an improving pace for high-specification floating rig contracting activity with about 27 rig years contracted, compared to 15 rig years in the first nine months of 2018. We expect contracting activity to continue to improve; however, no assurances can be given as to the scope, pace or duration of any recovery.

Supply and Demand Balance

Since 2014, the imbalance of supply and demand has resulted in significantly lower dayrates. While recent scrapping and cold stacking of floating assets have lowered the total rig supply, supply of deepwater drilling rigs continues to exceed demand. However, we believe that, if the recent improvement in oil prices is sustained, reduction in rig supply continues and breakeven costs for deepwater projects remain competitive, utilization of high-specification floating rigs should improve in 2020 and over the next few years.

For more information on this and other risks to our business and our industry, please read Item 3.D., “Risk Factors” in our 2018 Annual Report.

Contract Backlog

Our contract backlog includes firm commitments only, which are represented by signed drilling contracts. As of November 5, 2019 our contract backlog was approximately $235.3 million and was attributable to revenues we expect to generate on the Pacific Sharav,  the Pacific Khamsin,  the Pacific Santa Ana and the Pacific Bora under existing drilling contracts. We calculate our contract backlog by multiplying the contractual dayrate by the number of days committed under the contracts (excluding options to extend), assuming full utilization, and also including mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the applicable contracts. For a well-by-well contract, we calculate the contract backlog by estimating the expected number of remaining days to drill the firm wells committed.

The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from our contract backlog and periods shown in the table below due to various factors, including unplanned downtime and maintenance projects and other factors. Our contracts generally provide for termination at the election of the client with an “early termination payment” to be paid to us if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling rig or sustained unacceptable performance by us, an early termination payment is not required to be paid. Accordingly, the actual amount of revenues earned may be substantially lower than the backlog reported.

The following table sets forth certain information regarding our fleet as of November 5,  2019:

	Contracted		Contract
Rig	Location	Client	Commencement	Expected Contract Duration
Pacific Sharav	U.S. Gulf of Mexico	Chevron	September 2019	Extension for two wells through February 2020.
Pacific Khamsin	U.S. Gulf of Mexico	Equinor/Total	December 2019	Contract to operate in U.S. Gulf of Mexico for three firm wells with one option well. Assigned to Total for second firm well.
Pacific Santa Ana	Mauritania	Petronas	December 2019	Contract to perform integrated services for a plug and abandonment project estimated at 360 days.
Pacific Santa Ana	Senegal/Mauritania	Total	—	Two one-well options whose commencement would follow contract with Petronas.
Pacific Bora	Oman	Eni	February 2020

Contract for one firm well with an estimated duration of approximately 30 days and includes a $5 million mobilization fee and a $5 million demobilization fee. The contract provides for one option well.

Results of Operations

Three Months Ended September  30, 2019 Compared to Three Months Ended September  30, 2018

The following table provides a comparison of our condensed consolidated results of operations for the three months ended September  30, 2019 and 2018:

	Successor	Predecessor
	Three Months	Three Months
	Ended September 30,	Ended September 30,
	2019	2018
(in thousands)
Revenues
Contract drilling	$54,315	$56,673
Costs and expenses
Operating expenses	(60,324)	(44,234)
General and administrative expenses	(8,855)	(10,947)
Depreciation and amortization expense	(47,734)	(70,125)
	(116,913)	(125,306)
Operating loss	(62,598)	(68,633)
Other income (expense)
Interest expense	(24,459)	(45,446)
Reorganization items	(24)	(30,599)
Interest income	1,510	1,019
Equity earnings in unconsolidated subsidiaries	22	—
Expenses to unconsolidated subsidiaries, net	(510)	—
Other expense	(409)	(923)
Loss before income taxes	(86,468)	(144,582)
Income tax expense	(4,315)	(201)
Net loss	$(90,783)	$(144,783)

Revenues. The decrease in revenues for the three months ended September  30, 2019, as compared to the three months ended September  30, 2018, resulted primarily from lower amortization of deferred revenue, which was partially offset by reimbursable revenues. Contract drilling revenue for the three months ended September  30, 2019 and 2018 included amortization of deferred revenue of $0.4 million and $5.3 million and reimbursable revenues of $3.1 million and $0.8 million, respectively. The decrease in amortization of deferred revenue was primarily due to the elimination of deferred revenue upon the adoption of Fresh Start Accounting in November 2018.

Operating revenues increased due to the Pacific Santa Ana operating for Total and the Pacific Bora operating for Eni for a portion of the third quarter in 2019, compared to both drillships being on standby in the prior period. This increase was largely offset by the Pacific Sharav completing its legacy Chevron five-year contract in late August 2019 and rolling over to continue working for Chevron at a lower market dayrate.

During the three months ended September  30, 2019, we achieved an average revenue efficiency of 95.6%, compared to 99.8% for the three months ended September  30, 2018. Revenue efficiency is defined as the actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

Operating expenses. The following table summarizes operating expenses:

	Successor	Predecessor
	Three Months	Three Months
	Ended September 30,	Ended September 30,
	2019	2018
(in thousands)
Direct rig related operating expenses	$50,807	$36,475
Reimbursable costs	2,634	582
Shore-based and other support costs	6,590	4,199
Amortization of deferred costs	293	2,978
Total	$60,324	$44,234

The increase in direct rig related operating expenses for the three months ended September 30, 2019, as compared to the three months ended September 30, 2018, resulted primarily from the Pacific Khamsin incurring ramp-up costs in the third quarter of 2019 for its contract with Equinor that commences December 2019.

Reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between quarters. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins.

The increase in shore-based and other support costs for the three months ended September 30, 2019 was primarily due to classification of health and safety and supply chain costs within operating support costs in the current period compared to being classified within general and administrative expenses in the prior period.

The decrease in amortization of deferred costs for the three months ended September  30, 2019, as compared to the prior period, was primarily due to the elimination of deferred costs upon the adoption of Fresh Start Accounting in November 2018.

General and administrative expenses. The decrease in general and administrative expenses for the three months ended September  30, 2019, as compared to the three months ended September  30, 2018, was primarily due to the impact of cost control and process optimization initiatives implemented during the first quarter of 2019.

Depreciation and amortization expense. The decrease in depreciation and amortization expense for the three months ended September  30, 2019, as compared to the same period in 2018, resulted from the fair value adjustment of our property and equipment upon the adoption of Fresh Start Accounting in November 2018, partially offset by the amortization expense of our client-related intangible asset.

Interest expense.  The decrease in interest expense for the three months ended September  30, 2019, as compared to the same period of 2018, was due to less interest expense incurred on lower outstanding debt balances in the current period. The decrease was also due to default interest incurred during the third quarter of 2018 on the 2013 Revolving Credit Facility and SSCF in accordance with the Plan.

Reorganization items. We classified all income, expenses, gains or losses that were incurred or realized subsequent to the Petition Date and as a result of the Chapter 11 proceedings as reorganization items, which primarily consisted of professional fees. See Note 2 to our unaudited condensed consolidated financial statements.

Income taxes. For operating results we can reliably forecast, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. During the three months ended September  30, 2019, our annual effective tax rate was based on expected operations for drillships that were operating in the quarter ended September 30, 2019 and that are contracted to work for the remainder of 2019. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. The tax impacts of such unusual or infrequent items are treated discretely in the period in which they occur.

During the three months ended September  30, 2019 and 2018, our effective tax rate was (4.8)% and (0.1)%, respectively. Excluding discrete items, our effective tax rate for the three months ended September  30, 2019 and 2018 was (5.2)% and 0.0%, respectively.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues or at high effective tax rates versus pre-tax book income or at low effective tax rates and (c) our rig operating structures. Consequently, our income tax expense does not necessarily change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. Additionally, pre-tax book losses typically result in negative effective tax rates. The change in our effective tax rate for the three months ended September  30, 2019, as compared to the three months ended September  30, 2018 was primarily the result of increased drilling activities, lower pretax loss and the recognition of deferred tax expense in the three months ended September 30, 2019 related to the internal restructuring of drillship operations implemented in 2018.

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018

The following table provides a comparison of our condensed consolidated results of operations for the nine months ended September 30, 2019 and 2018:

	Successor	Predecessor
	Nine Months	Nine Months
	Ended September 30,	Ended September 30,
	2019	2018
(in thousands)
Revenues
Contract drilling	$196,646	$205,306
Costs and expenses
Operating expenses	(164,874)	(164,556)
General and administrative expenses	(30,111)	(41,032)
Depreciation and amortization expense	(165,963)	(210,115)
	(360,948)	(415,703)
Operating loss	(164,302)	(210,397)
Other income (expense)
Interest expense	(72,904)	(77,586)
Reorganization items	(1,905)	(56,108)
Interest income	5,147	2,720
Equity earnings in unconsolidated subsidiaries	(1,293)	—
Expenses to unconsolidated subsidiaries, net	(1,219)	—
Other expense	(720)	(2,254)
Loss before income taxes	(237,196)	(343,625)
Income tax expense	(11,152)	(953)
Net loss	$(248,348)	$(344,578)

Revenues. The decrease in revenues for the nine months ended September 30, 2019, as compared to the nine months ended September 30, 2018, resulted primarily from lower amortization of deferred revenue.  Contract drilling revenue for the nine months ended September 30, 2019 and 2018 also included amortization of deferred revenue of $1.5 million and $17.3 million and reimbursable revenues of $10.3 million and $5.1 million, respectively. The decrease in the amortization of deferred revenue was due to the elimination of deferred revenue upon the adoption of Fresh Start Accounting in November 2018.

Operating revenues increased from the Pacific Bora operating for Eni through July 2019 in the current period compared to being idle for most of the prior period. This increase was largely offset by the Pacific Sharav completing its legacy Chevron five-year contract in late August 2019 and rolling over to continue working for Chevron at a lower current market dayrate, and the Pacific Santa Ana earning a lower dayrate under its contract with Total in the current period than under its contract with Petronas which included an integrated services component in the prior period.

During the nine months ended September 30, 2019, we achieved an average revenue efficiency of 97.1% compared to 97.2% for the nine months ended September 30, 2018.

Operating expenses. The following table summarizes operating expenses:

	Successor	Predecessor
	Nine Months	Nine Months
	Ended September 30,	Ended September 30,
	2019	2018
(in thousands)
Direct rig related operating expenses	$134,887	$116,405
Integrated services	—	15,645
Reimbursable costs	8,024	4,203
Shore-based and other support costs	21,084	16,066
Amortization of deferred costs	879	12,237
Total	$164,874	$164,556

The increase in direct rig related operating expenses for the nine months ended September 30, 2019, as compared to the nine months ended September 30, 2018, resulted primarily from the Pacific Khamsin incurring ramp-up costs for its contract with Equinor, and the Pacific Santa Ana operating at higher level of costs while performing drilling service for Total, in the current period compared to costs incurred under the contract with Petronas to perform integrated services under Phase I of the plug and abandonment project in the prior period. The increase was partially offset by lower costs of maintaining our idle rigs together in Las Palmas.

Integrated services represent costs incurred by the Pacific Santa Ana for subcontractors to perform integrated services for Phase I of the Petronas project that was completed in  May 2018.

Reimbursable costs are not included under the scope of the drilling contract’s initial dayrate, but are subject to reimbursement from our clients. Reimbursable costs can be highly variable between quarters. Because the reimbursement of these costs by our clients is recorded as additional revenue, they do not generally negatively affect our margins.

The increase in shore-based and other support costs for the nine months ended September 30, 2019 was primarily due to classification of health and safety and supply chain costs within operating support costs in the current period compared to being classified within general and administrative expenses in the prior period.

The decrease in amortization of deferred costs for the nine months ended September  30, 2019, as compared to the prior period, was primarily due to the elimination of deferred costs upon the adoption of Fresh Start Accounting in November 2018.

General and administrative expenses. The decrease in general and administrative expenses for the nine months ended September 30, 2019, as compared to the nine months ended September 30, 2018, was primarily due to lower legal costs associated with the arbitration proceeding related to the Pacific Zonda and the impact of cost control and process optimization initiatives implemented during the first quarter of 2019.

Depreciation and amortization expense.  The decrease in depreciation and amortization expense for the nine months ended September  30, 2019, as compared to the same period in 2018, resulted from the fair value adjustment of our property and equipment upon the adoption of Fresh Start Accounting in November 2018, partially offset by the amortization expense of our client-related intangible asset.

Interest expense. The decrease in interest expense for the nine months ended September 30, 2019, as compared to the same period of 2018, was due to less interest expense incurred on lower outstanding debt balances in the current period. The decrease was also due to default interest incurred on the 2013 Revolving Credit Facility and SSCF in accordance with the Plan during the prior period.

Reorganization items.  We classified all income, expenses, gains or losses that were incurred or realized subsequent to the Petition Date and as a result of the Chapter 11 proceedings as reorganization items, which primarily consisted of professional fees. See Note 2 to our unaudited condensed consolidated financial statements.

Income taxes. For operating results we can reliably forecast, we estimate the full-year effective tax rate from continuing operations and apply this rate to our year-to-date income from continuing operations. During the nine months ended September 30, 2019, our annual effective tax rate was based on expected operations for drillships that were operating in the nine months ended September 30, 2019 and that are contracted to work for the remainder of 2019. In addition, we separately calculate the tax impact of unusual or infrequent items, if any. The tax impacts of such unusual or infrequent items are treated discretely in the period in which they occur.

During the nine months ended September 30, 2019 and 2018, our effective tax rate was (4.6)% and (0.3)%, respectively. Excluding discrete items, the effective tax rate for the nine months ended September 30, 2019 and 2018 was (4.5)% and (0.6)%, respectively.

The relationship between our provision for or benefit from income taxes and our pre-tax book income can vary significantly from period to period considering, among other factors, (a) the overall level of pre-tax book income, (b) changes in the blend of income that is taxed based on gross revenues versus pre-tax book income and (c) our rig operating structures. Consequently, our income tax expense does not necessarily change proportionally with our pre-tax book income. Significant decreases in our pre-tax book income typically result in higher effective tax rates, while significant increases in pre-tax book income can lead to lower effective tax rates, subject to the other factors impacting income tax expense noted above. Additionally, pre-tax book losses typically result in negative effective tax rates. Our effective tax rate excluding discrete items for the nine months ended September 30, 2019 as compared to the nine months ended September 30, 2018 was primarily the result of increased drilling activities, lower pretax loss and the recognition of deferred tax expense in the nine months ended September 30, 2019 related to the internal restructuring of drillship operations implemented in 2018.

Liquidity and Capital Resources

Liquidity

Our liquidity fluctuates depending on a number of factors, including, among others, our contract backlog, our revenue efficiency and the timing of accounts receivable collection as well as payments for operating costs and other obligations. Market conditions in the offshore drilling industry in recent years have led to materially lower levels of spending for offshore exploration and development by our current and potential clients on a global basis, which in turn has negatively affected our revenue, profitability and cash flows.

Primary sources of funds for our short-term liquidity needs are expected to be our existing cash and cash equivalents. As of November 1, 2019, we had $318.8 million of cash and cash equivalents and $6.1 million of restricted cash.

Share Repurchase Program

On February 22, 2019, our shareholders approved a share repurchase program for a total expenditure of up to $15.0 million for a two-year period.  We may purchase shares in one or several transactions on the open market or otherwise; however, we are not obligated to repurchase any specific number or dollar value of our common shares under the program. We anticipate that future repurchases, if any, will be funded with cash on hand. During the three months ended September 30, 2019, we did not repurchase any common shares. Through September 30, 2019, we have repurchased a total of 44,710 of our common shares on the open market.

Capital Expenditures

As of September 30, 2019, we had commitments for capital expenditures related to rig enhancements of $4.0 million. We also expect to incur capital expenditures for purchases in the ordinary course of business. Such capital expenditure commitments are included in purchase obligations presented in Item 2 “Contractual Obligations.”

Sources and Uses of Cash

The following table presents our cash flow from operating activities for the nine months ended September  30, 2019 and 2018:

	Successor	Predecessor
	Nine Months	Nine Months
	Ended September 30,	Ended September 30,
	2019	2018
(in thousands)
Cash flow from operating activities:
Net loss	$(248,348)	$(344,578)
Depreciation and amortization expense	165,963	210,115
Amortization of deferred revenue	(1,513)	(17,322)
Amortization of deferred costs	879	12,237
Amortization of debt premium, net	(330)	—
Interest paid-in-kind	25,638	456
Deferred income taxes	7,157	(3,069)
Share-based compensation expense	5,076	1,611
Reorganization items	—	22,270
Changes in operating assets and liabilities, net	51,442	25,488
Net cash provided by (used in) operating activities	$5,964	$(92,792)

The increase in net cash from operating activities for the nine months ended September 30, 2019 compared to the prior period resulted primarily from lower payments for reorganization items, the release of cash collateral held as credit support for customs bonds and bank guarantees,  cost savings from headcount and other spending reductions and lower legal and advisory costs related to our Chapter 11 proceedings and the arbitration proceedings related to the Pacific Zonda.

The following table presents our cash flow from investing activities for the nine months ended September  30, 2019  and 2018:

	Successor	Predecessor
	Nine Months	Nine Months
	Ended September 30,	Ended September 30,
	2019	2018
(in thousands)
Cash flow from investing activities:
Capital expenditures	$(31,108)	$(15,080)
Net cash used in investing activities	$(31,108)	$(15,080)

The increase in capital expenditures for the nine months ended September 30, 2019 primarily resulted from purchases related to rig enhancement equipment, including a managed pressure drilling system.

The following table presents our cash flow from financing activities for the nine months ended September  30, 2019 and 2018:

	Successor	Predecessor
	Nine Months	Nine Months
	Ended September 30,	Ended September 30,
	2019	2018
(in thousands)
Cash flow from financing activities:
Payments for shares issued under share-based compensation plan	$(82)	$(4)
Proceeds from debtor-in-possession financing	—	50,000
Proceeds from long-term debt	—	1,000,000
Payments for financing costs	(1,215)	(27,422)
Purchases of treasury shares	(652)	—
Net cash provided by (used in) financing activities	$(1,949)	$1,022,574

During the nine months ended September  30, 2019, we paid the remaining professional fees related to the issuance of the First Lien Notes and Second Lien PIK Notes prior to our emergence from bankruptcy. During the nine months ended September 30, 2018, we drew $50.0 million from debtor-in-possession financing, and issued $750.0 million of First Lien Notes and $273.6 million of Second Lien PIK Notes. In connection with the debt issuances, we paid $27.4 million in deferred financing costs.

Description of Indebtedness

For information about our indebtedness, see Note 7 to our unaudited condensed consolidated financial statements included in this Form 6-K and Note 8 to our consolidated financial statements included in our 2018 Annual Report.

Derivative Instruments and Hedging Activities

We may enter into derivative instruments from time to time to manage our exposure to fluctuations in interest rates and foreign exchange rates. We do not enter into derivative transactions for speculative purposes; however, for accounting purposes, certain transactions may not meet the criteria for hedge accounting. We had no outstanding derivatives as of September 30, 2019.

Off-Balance Sheet Arrangements

As of September 30, 2019 and November 1, 2019, we did not have any off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of September  30, 2019:

	Remaining
	three months	For the years ending December 31,
	2019	2020-2021	2022-2023	Thereafter	Total
	(in thousands)
Contractual Obligations
Long-term debt(a)	$—	$—	$750,000	$273,614	$1,023,614
Interest on long-term debt(b)	31,406	125,625	125,625	246,604	529,260
Operating leases	404	3,187	3,106	1,179	7,876
Purchase obligations(c)	32,457	12,727	—	—	45,184
Total contractual obligations(d)	$64,267	$141,539	$878,731	$521,397	$1,605,934

(a)	Amounts are based on the aggregate outstanding principal balances of the First Lien Notes and the Second Lien PIK Notes.
(b)

Interest payments are based on our outstanding borrowings under the First Lien Notes and the Second Lien PIK Notes at their respective interest rates of 8.375% and 12.0%, which assumes the interest on the Second Lien PIK Notes will be paid in-kind. Accrued paid in-kind interest is assumed to be settled in cash at the date of maturity of the Second Lien PIK Notes.

(c)

Purchase obligations are agreements to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, which includes our purchase orders for goods and services entered into in the normal course of business.

(d)

Contractual obligations do not include approximately $43.5 million of liabilities from unrecognized tax benefits related to uncertain tax positions, inclusive of interest and penalties, included on our condensed consolidated balance sheets as of September  30, 2019. We are unable to specify with certainty the future periods in which we may be obligated to settle such amounts.

Some of the figures included in the table above are based on estimates and assumptions about these obligations, including their duration and other factors. The contractual obligations we will actually pay in future periods may vary from those reflected in the tables.

Critical Accounting Estimates and Policies

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions impact the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to allowance for doubtful accounts, financial instruments, depreciation of property and equipment, impairment of long-lived assets, receivable from unconsolidated subsidiaries, income taxes, share-based compensation and contingencies. We base our estimates and assumptions on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from such estimates.

For a discussion of the critical accounting policies and estimates that we use in the preparation of our unaudited condensed consolidated financial statements, see Item 5, “Operating and Financial Review and Prospects—Critical Accounting Estimates and Policies” in our 2018 Annual Report. During the nine months ended September  30, 2019, there have been no material changes to the judgments, assumptions and estimates upon which our critical accounting estimates are based. Significant accounting policies and recently issued accounting standards are discussed in Note 3 to our unaudited condensed consolidated financial statements included in this Form 6-K and in Note 4 to our consolidated financial statements included in our 2018 Annual Report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this Form 6-K constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by their use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,”  “plan,” “potential,” “predict,” “project,” “projected,” “should,” “will,” “would”, or other similar words which are not generally historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; future contract dayrates; our business strategies and plans or objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; anticipated resolution of contingencies, including arbitration and litigation proceedings; and the potential impact of our completed Chapter 11 proceedings on our future operations and ability to finance our business.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include:

•	changes in actual and forecasted worldwide oil and gas supply and demand and prices, and the related impact on demand for our services;
•	the offshore drilling market, including changes in capital expenditures by our clients;
•	rig availability and supply of, and demand for, high-specification drillships and other drilling rigs competing with our fleet;
•	our ability to enter into and negotiate favorable terms for new drilling contracts or extensions of existing drilling contracts;
•

our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships;

•	possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons;
•	actual contract commencement dates;costs related to stacking of rigs and costs to mobilize a stacked rig;
•	downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance, relocations, severe weather or hurricanes;
•	our small fleet and reliance on a limited number of clients;
•

our ability to maintain relationships with suppliers, clients, other third parties and employees following our emergence from Chapter 11 bankruptcy proceedings; and the other risk factors described under the heading “Risk Factors” in Item 3.D. of our 2018 Annual Report.

All forward-looking statements in this report on Form 6-K are expressly qualified in their entirety by the cautionary statements in this section and the “Risk Factors” section in our 2018 Annual Report. Additional factors or risks that we currently deem immaterial, that are not presently known to us, that arise in the future or that are not specific to us could also cause our actual results to differ materially from our expected results. Given these uncertainties, you are cautioned not to unduly rely on our forward-looking statements, which speak only as of the date made. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or developments, changed circumstances or otherwise. Further, we may make changes to our business strategies and plans at any time and without notice, based on any changes in the above-listed factors, our assumptions or otherwise, any of which could materially affect our results.

Item 3 — Quantitative and Qualitative Disclosure about Market Risk

We are exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in interest rates and foreign currency exchange rates as discussed below. We have entered, and in the future may enter, into derivative financial instrument transactions to manage or reduce market risk, but we do not enter into derivative financial instrument transactions for speculative or trading purposes.

Interest Rate Risk. We have no variable interest debt as of September  30, 2019.

Foreign Currency Exchange Rate Risk. We are exposed to foreign exchange risk associated with our international operations. For a discussion of our foreign exchange risk, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in our 2018 Annual Report. There have been no material changes to these previously reported matters during the nine months ended September  30, 2019.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

See Note 13 to our unaudited condensed consolidated financial statements included in this Form 6-K.

Item 1A — Risk Factors

In addition to the other information set forth in this report, you should carefully consider the risk factors previously disclosed under Item 3.D., “Risk Factors” in our 2018 Annual Report, which could materially affect our business, financial condition or future results. There have been no significant changes in our risk factors as described in our 2018 Annual Report.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

Not applicable.

Item 3 — Defaults Upon Senior Securities

Not applicable.

Item 4 — Mine Safety Disclosures

Not applicable.

Item 5 — Other Information

Pursuant to the requirements of the U.S. federal securities laws, we performed our annual test to analyze the Company’s status as a “foreign private issuer” as of the last business day of our second fiscal quarter 2019 on June 28, 2019.  As a result of that test, we have determined that the Company no longer qualifies as a foreign private issuer and will become a domestic issuer effective as of January 1, 2020.  The Company failed to qualify as a foreign private issuer as of the determination date on the basis of the residency requirements, in that (i) more than 50% of the Company’s common shares are directly or indirectly held of record by residents of the United States, and (ii) a majority of the Company’s executive officers or directors are United States citizens or residents.  As a result, the Company will become subject to the reporting requirements for a U.S. domestic company beginning on January 1, 2020 and will be required to file an annual report on Form 10-K for its 2019 fiscal year, quarterly reports on Form 10-Q for its quarterly fiscal periods in 2020 and current reports on Form 8-K as required.

Commencing January 1, 2020, the Company will also become subject to the proxy rules under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”).   Rule 14a‑8 under the Exchange Act requires a company to include a shareholder’s proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders if certain procedural and substantive requirements are met. Under Rule 14a‑8, in order for eligible shareholder proposals to be considered for inclusion in the proxy statement and proxy card relating to our 2020 Annual General Meeting, such proposals must be received at our principal executive offices at 8-10, Avenue de la Gare, L-1610 Luxembourg by no later than 5:00 p.m. Luxembourg time on January 8, 2020. However, if the date of the 2020 Annual General Meeting changes by more than 30 days from the anniversary of the 2019 Annual General Meeting, the deadline is a reasonable time before we begin to print and mail our proxy materials. In that event, we will notify you of the revised deadline in a Quarterly Report on Form 10‑Q, in a Current Report on Form 8‑K or in another communication to you.

Item 6 — Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: November 7, 2019	By	/s/ Richard E. Tatum
Richard E. Tatum
Senior Vice President & Chief Accounting Officer